Exhibit 12.1

Burlington Northern Santa Fe, LLC and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

In millions, except ratio amounts
(Unaudited)

	Successor	Predecessor
	February 13 – December 31, 2010	January 1 – February 12, 2010	2009	2008	2007	2006

Earnings:
Income before income taxes	$3,611	$377	$2,641	$3,368	$2,957	$2,996
Add:
Interest and other fixed charges, excluding capitalized interest	435	72	613	533	511	485
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	225	35	268	278	282	261
Distributed income of investees accounted for under the equity method	5	−	5	5	4	3
Amortization of capitalized interest	−	1	4	5	4	4
Less:
Equity in earnings of investments accounted for under the equity method	15	1	12	13	19	27
Total earnings available for fixed charges	$4,261	$484	$3,519	$4,176	$3,739	$3,722
Fixed charges:
Interest and fixed charges	$448	$73	$631	$550	$528	$499
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	225	35	268	278	282	261
Total fixed charges	$673	$108	$899	$828	$810	$760
Ratio of earnings to fixed charges	6.33x	4.48x	3.91x	5.04x	4.62x	4.90x